1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

May 13, 2024

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 2,716 & 2,717

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) numbers 2,716 and 2,717 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the following series of the Trust (each, a “Fund”):

iShares iBonds Dec 2034 Term Corporate ETF

iShares iBonds Oct 2034 Term TIPS ETF

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on April 22, 2024. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in each Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:	Please provide to the Staff a completed fee table and cost example at least five business days prior to the effective date of the registration statement.

Response:	As requested, the Trust has provided a completed fee table and cost example for each Fund at least five business days prior to the effective date of the registration statement.

Comment 2:	On page S-10 and page 20 under “Portfolio Managers,” please include the month and the year of each Fund’s inception in the parentheticals.

BRUSSELS CHICAGO FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

May 13, 2024

Response:

The Trust respectfully submits that use of the phrase “since inception” and the inclusion of each Fund’s inception year adequately discloses the “year service began” for the portfolio management team, consistent with the Form N-1A disclosure requirement of Item 5(b) adopted on October 26, 2022.

Comment 3:

Please amend the disclosure in the “Management” section of the Prospectus to clarify that a discussion regarding the basis for the approval by the Board of the Investment Advisory Agreement with BFA will be available in the Fund’s Form N-CSR and posted on the Fund’s website.

Response:	The Trust amended each Fund’s disclosure in the “Management” section of the Prospectus to the following:

A discussion regarding the basis for the approval by the Board of the Investment Advisory Agreement with BFA will be available in the Fund’s Form N-CSR filed with the SEC for the period ending October 31, and made available in the applicable financial statements posted on the Fund’s website at www.iShares.com.

Comment 4:

In the SAI, please delete the statement that each Fund may reject or revoke a creation order if acceptance of the Deposit Securities would, in the opinion of counsel, have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status).

Response:

The Trust respectfully submits that this disclosure has been discussed previously with the Staff and is consistent with prior comments received from David Orlic. We note that the current language reflects amendments from prior language that the Staff objected to and reflects additional conversations with the Staff in August 2022. (Please see the Trust’s letter filed with the Commission on August 26, 2022 in connection with PEA 2,549).

*     *    *

Securities and Exchange Commission

May 13, 2024

Sincerely,

/s/ Anne C. Choe

Anne C. Choe

cc:	Marisa Rolland

Tim Kahn

Michael Gung

Toree Ho

Luis Mora

George Rafal

Michael Foland

Michael James